UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Press Release
Exhibit 99.2 – Press Release

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: March 9, 2012

3

Exhibit 99.1

Charm Communications Inc. Announces Unaudited Fourth Quarter and Full Year 2011 Results

Q4 revenues up 41.7% year over year

Q4 net income up 29.4% year over year

Q4 non-GAAP net income up 17.4% year over year

Full year 2011 revenues up 45.6% year over year

Full year 2011 net income up 24.8% year over year

Full year non-GAAP net income up 20.9% year over year

BEIJING, March 5th, 2012 — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Highlights

•	Revenues in the fourth quarter of 2011 grew 41.7% year over year to $80.3 million

•	Revenues for Charm’s advertising agency business grew 51.5% year over year to $11.7 million in the fourth quarter of 2011

•	Revenues for Charm’s media investment management business grew 40.0% year over year to $65.6 million in the fourth quarter of 2011

•	Revenues for Charm’s branding and identity services business grew 42.5% year over year to $3.0 million in the fourth quarter of 2011

•	Gross profit for the fourth quarter of 2011 grew 29.0% year over year to $28.5 million

•	Net income for the fourth quarter of 2011 grew 29.4% year over year to $15.7 million

•

Non-GAAP net income, which excludes share-based compensation expenses, amortization of intangible assets and impairment on investments, grew 17.4% year over year to $17.1 million in the fourth quarter of 2011

•	Basic net income per ADS for the fourth quarter of 2011 was $0.38, compared to $0.31 for the fourth quarter of 2010 and $0.32 for the third quarter of 2011

•	Cash flow from operations was positive for the fourth quarter of 2011, with cash and cash equivalents of $139.4 million as of December 31, 2011

•	In the fourth quarter of 2011, Charm added five new advertising client accounts to its agency business, bringing total agency accounts to 148 as of December 31, 2011

•	In the fourth quarter of 2011, Charm’s principal media business had 303 advertisers, compared to 282 advertisers in the fourth quarter of 2010

•	Charm had 697 employees as of December 31, 2011, compared to 687 as of September 30, 2011

Full Year 2011 Highlights

•	Revenues in the full year 2011 grew 45.6% year over year to $280.1 million

•	Revenues for Charm’s advertising agency business in the full year 2011 grew 38.4% year over year to $34.3 million

•	Revenues for Charm’s media investment management business in the full year 2011 grew 46.9% year over year to $238.8 million

•	Revenues for Charm’s branding and identity service business in the full year 2011 grew 40.3% year over year to $7.0 million

•	Gross profit for the full year 2011 grew 23.2% year over year to $84.5 million

•	Net income for the full year 2011 grew 24.8% year over year to $48.0 million

•

Non-GAAP net income, which excludes share-based compensation expenses, amortization of intangible assets and impairment on investments, for the full year 2011 grew 20.9% year over year to $51.7 million

•	Basic net income per ADS for the full year 2011 was $1.18, compared to $1.02 for the full year 2010

“2011 was a very successful year for Charm, as we were able to solidify our market-leading position in television advertising with our ninth straight year as China Central Television’s (CCTV) number one agency. At the same time we were able to build up scale within the faster-growing digital space, which contributed 16% of our agency revenues for the full year.” said Mr. He Dang, founder, chairman and chief executive officer of Charm.

“In 2012, we are excited by the long-term growth prospects of our agency business, in which we will be investing more aggressively in terms of talent and infrastructure, especially with respect to our digital business, which we see as our new growth driver. We also proactively modified the inventory mix of our media investment management business to address the weakening of the satellite TV market in the wake of new regulatory policies,” concluded Mr. Dang.

Mr. Wei Zhou, Charm’s chief financial officer, added, “We delivered an outstanding performance for full year 2011, achieving robust top-line and bottom-line growth. Although we expect to see a softer than usual advertising environment in the first quarter of this year, we remain confident in the long-term growth of China’s advertising market, as well as in the sustainable and profitable growth at Charm.”

Fourth Quarter 2011 Results

Turnover (non-GAAP)

US$ mm	4Q11	4Q10	3Q11	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$254.8	$198.9	$220.2	28.1%	15.7%
Advertising agency	$189.2	$152.0	$160.6	24.5%	17.8%
Media investment management	$65.6	$46.9	$59.6	40.0%	10.1%
Branding and identity services	N/A	N/A	N/A	N/A	N/A

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 28.1% year-over-year increase in total turnover was mainly due to the increase in the number of advertising clients and the increase in advertising spending from existing clients. The 15.7% quarter-over-quarter increase in turnover was largely attributed to the increase in agency advertising spending in the fourth quarter of 2011, which was mainly due to seasonal factors.

The 24.5% year-over-year increase in advertising agency business, or agency business, turnover was mainly due to the increase in the number of new agency clients and the increase in advertising spending from existing agency clients. The 17.8% quarter-over-quarter increase in turnover was mainly attributed to the increase in agency advertising spending on non-CCTV media platforms, especially on the internet in the fourth quarter of 2011. In the fourth quarter of 2011, Charm provided advertising agency services to 148 advertising client accounts, five of which were acquired in the fourth quarter of 2011.

The revenue extraction rate, which is defined as revenue divided by turnover, was 6.2% for the agency business, compared to 5.1% for the fourth quarter of 2010 and 5.8% for the third quarter of 2011. The quarter-over-quarter increase in the revenue extraction rate was mainly due to increased advertising spending on the internet, which has a higher extraction rate. For example, internet agency revenue in the fourth quarter of 2011 accounts for approximately 20% of the Company’s total agency revenue compared with 5% in the fourth quarter of 2010. Charm expects the revenue extraction rate to increase as the Company expands its full service offerings across all media platforms under Charm Advertising and ramps up digital media offerings under Charm Interactive and Charm Click.

The 40.0% year-over-year turnover increase (equivalent to GAAP revenue) in the media investment management business, or principal media business, which operates under the Shangxing Media brand, was mainly due to the addition of Hubei Provincial Economic TV. Compared with the third quarter of 2011, the 10.1% quarter-over-quarter increase was mainly attributed to the strong demand from clients on Shanghai Dragon Satellite Channel due to seasonal factors. For the fourth quarter of 2011, Charm had 303 advertisers for its principal media business, compared with 282 advertisers for the fourth quarter of 2010.

Revenues

US$ mm	4Q11	4Q10	3Q11	Y-o-Y %	Q-o-Q%
Total revenues	$80.3	$56.7	$70.2	41.7%	14.4%
Advertising agency	$11.7	$7.8	$9.3	51.5%	26.8%
Media investment management	$65.6	$46.9	$59.6	40.0%	10.1%
Branding and identity services	$3.0	$2.1	$1.4	42.5%	117.4%

The increases in agency and principal media business revenues are consistent with the changes in turnover, while the quarter-to-quarter increases in branding and identity services were primarily due to more client demand for creative services in the fourth quarter of 2011.

Gross Profit

US$ mm	4Q11	4Q10	3Q11	Y-o-Y %	Q-o-Q%
Cost of revenues	$51.8	$34.6	$47.7	49.7%	8.6%
Gross profit	$28.5	$22.1	$22.5	29.0%	26.6%
Gross margin	35.5%	39.0%	32.1%

Charm mainly attributes the year-over-year increase in cost of revenues to the addition of Hubei Provincial Economic TV and an increase in TV media costs for the two satellite channels and three CCTV programs. The year-over-year gross margin decrease is mainly due to the addition of Beijing Gehua Cable TV Network and Hubei Provincial Economic TV, which commenced operations in 2011 and operates at a lower margin.

Operating Profit

US$ mm	4Q11	4Q10	3Q11	Y-o-Y %	Q-o-Q%
Total operating expenses	$13.0	$8.0	$9.3	63.0%	39.6%
Selling and marketing	$9.6	$5.5	$6.7	75.8%	44.1%
General and administrative	$3.4	$2.5	$2.6	34.8%	28.1%
Operating profit	$15.9	$14.1	$13.2	12.6%	20.6%

The 75.8% year-over-year increase in selling and marketing expenses compared with the fourth quarter of 2010 was primarily due to increased headcount at Charm Interactive and Charm Click. The 44.1% quarter-over-quarter increase in selling and marketing expenses compared with the third quarter of 2011 was primarily due to infrastructure investment to support Charm’s long-term growth, such as the Company’s office expansion. Selling and marketing expenses represented 12.0% of the Company’s total revenues for the fourth quarter of 2011, compared to 9.7% for the fourth quarter of 2010 and 9.5% for the third quarter of 2011.

General and administrative expenses in the fourth quarter of 2011 grew 34.8% year over year and 28.1% quarter over quarter to $3.4 million. The increase is consistent with the Company’s overall investment in senior talent and infrastructure.

Net Income

US$ mm	4Q11	4Q10	3Q11	Y-o-Y %	Q-o-Q%
Non-GAAP Net income*	$17.1	$14.5	$14.2	17.4%	20.5%
Net income	$15.7	$12.2	$13.2	29.4%	19.6%
Basic net income per ADS (US$)	$0.38	$0.31	$0.32
Fully diluted net income per ADS (US$)	$0.36	$0.29	$0.31

*	The Company’s non-GAAP net income excludes share-based compensation expenses, amortization of intangible assets and impairments on investments.

Each ADS represents two common shares. The weighted average shares used in computation of basic net income per ADS for the fourth quarter of 2011 is 39,075,906. As of December 31, 2011, 38,983,088 ADS were issued and outstanding.

Cash Flows and Cash Position

Cash flow from operations for the fourth quarter of 2011 was positive. As of December 31, 2011, the Company had cash and cash equivalents of $139.4 million, compared to $136.2 million at the end of the third quarter of 2011.

Employee Headcount

As of December 31, 2011, the Company had 697 employees, compared to 687 employees as of September 30, 2011.

Full Year 2011 Results

Turnover

US$ mm	FY11	FY10	Y-o-Y %
Total turnover (non-GAAP)	$874.5	$636.9	37.3%
Advertising agency	$635.7	$474.3	34.0%
Media investment management	$238.8	$162.6	46.9%
Branding and identity services	NA	NA	NA

Revenues

US$ mm	FY11	FY10	Y-o-Y %
Total revenues	$280.1	$192.4	45.6%
Advertising agency	$34.3	$24.8	38.4%
Media investment management	$238.8	$162.6	46.9%
Branding and identity services	$7.0	$5.0	40.3%

Gross Profit

US$ mm	FY11	FY10	Y-o-Y %
Cost of revenues	$195.6	$123.8	58.0%
Gross profit	$84.5	$68.6	23.2%
Gross margin	30.2%	35.7%

Operating Profit

US$ mm	FY11	FY10	Y-o-Y %
Total operating expenses	$36.8	$27.1	36.1%
Selling and marketing	$27.1	$20.3	33.5%
General and administrative	$9.7	$6.7	43.8%
Operating profit	$47.7	$41.5	14.8%

Net Income

US$ mm	FY11	FY10	Y-o-Y %
Non-GAAP Net income*	$51.7	$42.8	20.9%
Net income	$48.0	$38.5	24.8%
Basic net income per ADS (US$)	$1.18	$1.02
Fully diluted net income per ADS (US$)	$1.12	$0.98

*	The Company’s non-GAAP net income excludes share-based compensation expenses, amortization of intangible assets and impairments on investments.

Each ADS represents two common shares. The weighted average shares used in computation of basic net income per ADSs for the full year 2011 is 39,133,419.

Recent Business Developments

In November 2011, Charm secured the number-one position in terms of successful bidding volume at the CCTV Prime-time Auction, regarded as the most important annual event in China’s advertising industry.

In December 2011, Charm appointed Mr. Tony Yu, former chief technology officer of Zhaopin Limited, as the Company’s chief technology officer. Through this newly-created position, Mr. Yu is expected to support the strategic development of Charm’s digital initiatives and spearhead the building and upgrading of the Company’s corporate information technology (“IT”) infrastructure.

In December 2011, Charm terminated its exclusive agency agreement with Hubei Provincial Economic TV.

In December 2011, Charm signed a three-year exclusive agency agreement with Guangdong Southern Satellite Television Channel.

Charm won the following new accounts in the fourth quarter of 2011:

Charm Advertising won the overall television media business for Guizhou Xi Wine, China Guangdong Development Bank, Shandong Gold and Shanxi Travel and Tourism Bureau.

Charm Interactive won the full digital campaign for Huaxia Bank, Chcedo Cosmetics and Rongchang Pharmaceuticals.

Charm Click won the search engine marketing business for Standard Chartered Bank, Forever 21, DBS China and Midea Water Cooler.

Business Outlook

US$ mm	1Q12E
Total revenues	$37.0 to $38.5
Non-GAAP net income*	$1.50 to $2.00

*	The Company’s non-GAAP net income excludes share-based compensation expenses, amortization of intangible assets and impairments on investments.

The Company bases these estimates on a foreign exchange rate of RMB6.50 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income,” which is defined as GAAP net income excluding stock-based compensation expenses, amortization of intangible assets and impairment on investments.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally, and therefore deems it important to provide all of this information to investors.

Caution on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under US GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income.” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong Time) on Tuesday, March 6, 2012.

Dial-in details for the conference call are as follows:

U.S.:	+1-718-354-1231
International:	+65-6723-9381
United Kingdom:	+44-203-059-8139
Hong Kong:	+852-2475-0994
Passcode:	56680865

A replay of the call will be available from 11 a.m. March 6, 2012 until March 13, 2012 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+61-2-8235-5000
Passcode:	56680865

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm web site at http:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (“CCTV”). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Mr. Kevin Sun

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2666 ext. 2527

Email: ir@charmgroup.cn

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com

Charm Communications Inc.

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	December 31, 2011	September 30, 2011	December 31, 2010
ASSETS
Current Assets
Cash and cash equivalents	139,406	136,172	123,320
Notes receivable	28,880	5,454	15,323
Prepaid expenses	106,393	72,277	63,680
Deposits	25,730	28,867	28,409
Accounts receivable	103,920	104,121	49,746
Amount due from related parties	3,494	6,439	2,485
Deferred tax assets	125	—	—
Other current assets	2,139	2,987	1,587

Total current assets	410,087	356,317	284,550

Fixed assets, net	4,344	2,096	2,082
Intangible assets, net	3,397	3,799	—
Investments under equity method	1,445	1,431	—
Goodwill	4,335	4,277	—
Other non-current assets	1,009	996	—

Total non-current assets	14,530	12,599	2,082

TOTAL ASSETS	424,617	368,916	286,632

	December 31, 2011	September 30, 2011	December 31, 2010
LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current Liabilities

Accounts payable (of which 687, 1,240 and 9,012, as of December 31,2011, September 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	63,141	52,961	19,341

Amounts due to related parties (of which nil, 196 and nil as of December 31, 2011, September 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	4,460	6,917	4,701

Advances from customers (of which 12,028, 8,324 and 3,083 as of December 31, 2011, September 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	85,720	59,936	57,970

Accrued expenses and other current liabilities (of which 4,411, 7,009 and 14,843, as of December 31, 2011, September 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	22,876	16,978	18,516

Dividends payable (of which nil as of December 31,2011, September 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	—	—	5,829

Consideration payable (of which nil as of December 31,2011, September 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	2,813	4,344	—

Total current liabilities	179,010	141,136	106,357

Consideration payable (of which nil as of December 31, 2011, September 30, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	2,476	2,442	—

Total non-current liabilities	2,476	2,442	—

Total liabilities	181,486	143,578	106,357

Redeemable noncontrolling interest	4,723	4,533	—

Equity:
Charm Communications Inc.’s equity
Ordinary shares	8	8	8
Additional paid-in capital	116,637	117,517	115,288
Retained earnings	105,930	91,139	59,783
Accumulated other comprehensive income	13,384	10,446	4,319

Total Charm Communications Inc. shareholders’ equity	235,959	219,110	179,398

Noncontrolling interest	2,449	1,695	877

Total equity	238,408	220,805	180,275

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY	424,617	368,916	286,632

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	December 31, 2011	December 31 2010	September 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Media investment management	65,618	46,872	59,605
Advertising agency	11,745	7,750	9,262
Branding and identity services	2,979	2,090	1,370

Total revenues	80,342	56,712	70,237

Cost of revenues:
Media investment management	48,861	32,445	45,998
Advertising agency	1,207	918	998
Branding and identity services	1,739	1,233	693

Total cost of revenues:	51,807	34,596	47,689

Gross profit	28,535	22,116	22,548

Operating expenses:	12.0%	9.7%	9.5%
Selling and marketing expenses	9,643	5,484	6,693
General and administrative expenses	3,350	2,486	2,615
Total operating expenses	12,993	7,970	9,308

Gain(Loss) from equity method investees	-5		-37

Operating profit	15,537	14,146	13,203

Interest income	663	442	637
Impairment on investments		-1,810

Income before income tax expense	16,200	12,778	13,840
Income tax expense	465	617	685

Net income	15,735	12,161	13,155

Net income attributable to noncontrolling interest	944	193	472
Net income attributable to Charm Communications Inc.	14,791	11,968	12,683

Net income(loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	0.38	0.31	0.32
Diluted	0.36	0.29	0.31
Shares used in computation of net income(loss) per ADS:
Basic	39,075,906	39,123,692	39,162,169
Diluted	40,976,069	40,776,523	41,165,262

Notes:
(1) Share-based compensation expenses during the period included in:
Cost of revenues	1	1	1
Selling and marketing expenses	571	348	536
General and administrative expenses	303	210	256

Total	875	559	793

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the twelve months ended,
	December 31, 2011	December 31 2010
	(Unaudited)	(Unaudited)

Revenues:
Media investment management	238,837	162,623
Advertising agency	34,285	24,776
Branding and identity services	7,016	5,002

Total revenues	280,138	192,401

Cost of revenues:
Media investment management	187,878	118,224
Advertising agency	3,737	2,867
Branding and identity services	4,015	2,715

Total cost of revenues:	195,630	123,806

Gross profit	84,508	68,595

Operating expenses:	9.7%	10.6%
Selling and marketing expenses	27,119	20,314
General and administrative expenses	9,704	6,748
Total operating expenses	36,823	27,062

Gain(Loss) from equity method investees	2

Operating profit	47,687	41,533

Interest income	2,497	1,255
Impairment on investments	—	-1,810
Interest expenses	—	-488

Income before income tax expense	50,184	40,490
Income tax expense	2,158	1,998

Net income	48,026	38,492

Net income attributable to noncontrolling interest	1,879	525
Net income attributable to Charm Communications Inc.	46,147	37,967

Net income(loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	1.18	1.02
Diluted	1.12	0.98
Shares used in computation of net income(loss) per ADS:
Basic	39,133,419	35,241,843
Diluted	41,056,882	36,737,951

Notes:
(1) Share-based compensation expenses during the period included in:
Cost of revenues	4	7
Selling and marketing expenses	1,979	1,468
General and administrative expenses	1,086	1,024

Total	3,069	2,499

Reconciliation from Net income to Non-GAAP net income:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	December 31, 2011	December 31 2010	September 30, 2011

Net income	15,735	12,161	13,155

Add back share-based compensation expenses during the related periods	875	559	793

Add back amortization on intangible assets	443	—	207

Add back impairment on investments	—	1,810	—

Non-GAAP net income	17,053	14,530	14,155

	For the twelve months ended,
	December 31, 2011	December 31 2010

Net income	48,026	38,492

Add back share-based compensation expenses during the related periods	3,069	2,499

Add back amortization on intangible assets	650	—

Add back impairment on investments	—	1,810

Non-GAAP net income	51,745	42,801

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	December 31, 2011	December 31 2010	September 30, 2011
Turnover (non-GAAP):
Media investment management	65,618	46,872	59,605
Advertising agency	189,178	151,984	160,627
Branding and identity services	N/A	N/A	N/A

Total turnover	254,796	198,856	220,232

Extracted rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	6.2%	5.1%	5.8%
Branding and identity services	N/A	N/A	N/A

USGAAP Revenue:
Media investment management	65,618	46,872	59,605
Advertising agency	11,745	7,750	9,262
Branding and identity services	2,979	2,090	1,370

Total revenue	80,342	56,712	70,237

	For the twelve months ended,
	December 31, 2011	December 31 2010
Turnover (non-GAAP):
Media investment management	238,837	162,623
Advertising agency	635,654	474,312
Branding and identity services	N/A	N/A

Total turnover	874,491	636,935

Extracted rate:
Media investment management	100.0%	100.0%
Advertising agency	5.4%	5.2%
Branding and identity services	N/A	N/A

USGAAP Revenue:
Media investment management	238,837	162,623
Advertising agency	34,285	24,776
Branding and identity services	7,016	5,002

Total revenue	280,138	192,401

Exhibit 99.2

Charm Communications Inc. Announces a Cash Dividend

BEIJING, March 5, 2012 — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, announced today that it will pay a cash dividend of US$0.16 per ordinary share, which is equivalent to US$0.32 per American depositary share (“ADS”). (Each ADS represents two ordinary shares.) The Company will pay the dividend on April 16, 2012 to shareholders of record and ADS holders of record as of the close of business on March 26, 2012.

“As a result of the Company’s strong earnings and cash flow in 2011, our Board of Directors approved a cash dividend to share this success with our shareholders,” said Mr. He Dang, Charm’s founder, chairman and chief executive officer. “Looking ahead, we will uphold our firm commitment to consistently delivering shareholder value, and our Board will evaluate the Company’s dividend policy as appropriate, taking into account the Company’s operating performance, long-term capital requirements relating to investments and acquisitions, as well as potential business risks.”

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (“CCTV”). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Mr. Kevin Sun

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2666 Ext. 2527

Email: ir@charmgroup.cn

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.comh